Exhibit 4.2

2010 ARCELORMITTAL EMPLOYEE SHARE PURCHASE PLAN

ARTICLE 1.  Purpose

This 2010 ArcelorMittal Employee Share Purchase Plan (the “ESPP 2010”) is intended to enable Employees of the Companies to acquire an equity interest in ArcelorMittal through the acquisition of Shares (in each case, as defined hereinafter) on favourable terms and thereby for ArcelorMittal to align the interest of those employees and of ArcelorMittal’s shareholders.

ARTICLE 2.  Definitions

For the purposes of the ESPP 2010, the following terms shall have the meaning set forth below:

“Allocation Date”	means 8 December 2010.

“ArcelorMittal”
means ArcelorMittal, a Luxembourg public limited liability company (société anonyme) with its registered office at 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg.  ArcelorMittal is registered with the Luxembourg Registry of Trade and Companies under number B 82.454.

“Board”	means the Board of Directors of ArcelorMittal.

“Committee”	means the Appointments, Remuneration and Corporate Governance Committee of the Board or such other committee appointed by the Board to administer the ESPP 2010.

“Company”
means any of (i) the entities exclusively controlled, directly or indirectly, by ArcelorMittal (which, for the avoidance of doubt, includes Paul Wurth entities) and having their registered office in the Jurisdictions or (ii) the U.S. joint venture entity I/N Tek or I/N Kote.

For the purposes hereof, an entity shall be deemed “exclusively controlled” by ArcelorMittal if it is fully consolidated in ArcelorMittal’s financial statements.

“Custodian”	means either the European Custodian or the U.S. Custodian, as applicable.

“Early Exit Event”
means, for any Participant, (i) the termination of the Participant’s employment with any Company for any reason, whether voluntarily or involuntarily, including death, unless after such termination, the Participant is an employee of an entity exclusively or jointly controlled, directly or indirectly, by ArcelorMittal, or (ii) the permanent disability of the Participant, as determined in the sole discretion of the human resources department of the relevant Company.

“Early Exit Notice”	has the meaning set forth in Section 8.1.

“Employee”
means a person who is an employee of any Company (for a definite or indefinite period of time) at the end of the Subscription Period, excluding any such employee who has given or received notice of termination of employment or who will have been employed for less than three months as of the end of the Subscription Period.

“ESPP 2010”	has the meaning set forth in Article 1.

“European Custodian”
means, with respect to Shares purchased by Employees of Companies having their registered office in Jurisdictions other than the United States of America or Canada, BNP Paribas Securities Services, a French public limited liability company (société anonyme) with its registered office at 3, rue d’Antin, 75002 Paris, France, registered with the Paris Registry of Trade and Companies under number 552 108 011 RCS.

“European Securities Account”	has the meaning set forth in Section 4.4.

“European Stock Exchange”	means any European regulated market on which ArcelorMittal shares are officially admitted to trading.

“Expiration Date”	means 10 January 2014; provided, that if such day is not a Stock Exchange Day, then the Expiration Date will be the following Stock Exchange Day.

“First Cap”	has the meaning set forth in Section 3.2.

“Initial FX Rate”
means, with respect to any Local Currency other than the U.S. dollar, the foreign exchange rate of the U.S. dollar into the Local Currency (or, depending on the context, of the Local Currency into the U.S. dollar) fixed by ArcelorMittal:

●
for Local Currencies for which there is a U.S. Federal Reserve official exchange rate of the US. dollar into the Local Currency, based on the foreign exchange rate of the U.S. dollar into the Local Currency for the Stock Exchange Day immediately preceding the date of the determination of the Reference Price, as published by the U.S. Federal Reserve at http://www.federalreserve.gov/Releases/H10/;

	●	for Local Currencies for which there is no U.S. Federal Reserve official exchange rate of the U.S. dollar into the Local Currency but for which there is a European Central Bank official exchange rate of the euro into the Local Currency, based on the foreign exchange rate of the euro into the Local Currency published by the European Central Bank at 14:15 Central European time (on Reuters, page ECB 371) on the Stock Exchange Day immediately preceding the date of the determination of the Reference Price, as converted from the euro to the U.S. dollar based on the foreign exchange rate of the euro into the U.S. dollar published by the European Central Bank at the same time and on the same page; and

	●	for other Local Currencies, based on the foreign exchange rate of the U.S. dollar into the Local Currency published by the central bank of the relevant jurisdiction on the Stock Exchange Day immediately preceding the date of the determination of the Reference Price.

“Insider Dealing Regulations”
means the insider dealing regulations adopted by the Board (as amended from time to time), in order to ensure appropriate treatment of inside information and thus avoid insider dealing and market manipulation.  Such regulations, which are available on the ArcelorMittal website (www.arcelormittal.com), form an integral part of the ESPP 2010.

“Interest Period”
for any dividend payment on the Shares, the duration of the first Interest Period shall be from and including the date on which the Custodian receives the dividend on the Shares held in the relevant Securities Account to and including the last day of the same month, and the duration of each subsequent Interest Period shall be from but excluding the last day of the previous Interest Period to and including the last day of the subsequent month.

“Interest Rate”
means, for each Interest Period, (i) with respect to dividends paid on the Shares held in the U.S. Securities Account, the percentage rate per annum equal to the U.S. Federal Funds rate relevant for that Interest Period (as determined by the U.S. Custodian) less ten basis points, and (ii) with respect to dividends paid on the Shares held in the European Securities Account, the percentage rate per annum equal to the Euribor one-month rate relevant for that Interest Period (as determined by the European Custodian) less ten basis points.

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1           Also available at http://www.ecb.int/stats/exchange/eurofxref/html/index.en.html.

Any interest accruing under the ESPP 2010 shall accrue from day to day and shall be calculated on the basis of the actual number of days elapsed and a year of 360 days or, in any case where the practice in the relevant interbank market differs, in accordance with that market practice.

“Jurisdictions”
means Argentina, Austria, Belgium, Bosnia & Herzegovina, Brazil, Canada, Costa Rica, the Czech Republic, Germany, India, Italy, Kazakhstan, Liberia, Luxembourg, Mexico, the Netherlands, Poland, Romania, Spain, Trinidad & Tobago, the United Kingdom and the United States of America.2

“Local Currency”	means, with respect to any Jurisdiction, the official currency of that Jurisdiction.

“Local Supplement”
means, with respect to any Jurisdiction, the supplement to the ESPP 2010 providing a summary of certain specific terms and conditions of the ESPP 2010 applicable in that Jurisdiction. The provisions of the Local Supplement (other than the tax and social charges withholding summary included therein) constitute an integral and essential part of the ESPP 2010 applicable in the relevant Jurisdiction.  In case of inconsistencies between the ESPP 2010 and the Local Supplement, the provisions of the Local Supplement shall prevail.

“Maximum Number of Shares”	means 2.5 million Shares.

“NYSE”	means the New York Stock Exchange.

“Open Market”	means, (i) if the Custodian is the U.S. Custodian, the NYSE, and (ii) if the Custodian is the European Custodian, any European Stock Exchange, at the European Custodian’s discretion.

“Participant”	means an Employee (i) who was validly enrolled in the ESPP 2010 in accordance with Article 3 and (ii) whose participation in the ESPP 2010 has not terminated.

“Purchase Price”	means the purchase price per Share as determined in accordance with Section 3.2.

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2           Subject to feasibility.

“Purchased Shares”	has the meaning set forth in Section 4.2.

“Reference Price”	means the average of the opening and closing market prices of the Share on the NYSE on the Stock Exchange Day before the first day of the Subscription Period.

“Second Cap”	has the meaning set forth in Section 3.2.

“Securities Account”	means the U.S. Securities Account or the European Securities Account.

“Settlement Date”	means 10 January 2011.

“Share”
means an ordinary, whole, existing share of ArcelorMittal and/or, if ArcelorMittal decides to deliver in whole or in part newly issued shares carrying the same rights as existing shares, a newly issued share of ArcelorMittal carrying upon issuance the same rights as existing shares.

“Stock Exchange Day”	means a day on which the NYSE and all of the European Stock Exchanges are open.

“Subscription Amount”	means the aggregate amount to be paid by an Employee to purchase Shares under the ESPP 2010, based on the Purchase Price.

“Subscription Form”
means the Subscription Form provided by ArcelorMittal and, in Italy, by the financial intermediary appointed by ArcelorMittal, to be executed by an Employee pursuant to Section 3.1 in connection with participation in the ESPP 2010.

“Subscription Period”	means the period beginning on 16 November 2010 at 00:01 New York time and ending on 25 November 2010 at 23:59 New York time.

“Termination Notice”	has the meaning set forth in Section 7.1.

“U.S. Custodian”
means, with respect to Shares purchased by Employees of Companies having their registered office in the United States of America or Canada, The Bank of New York Mellon, a corporation incorporated under the laws of the State of New York, with its registered office at One Wall Street, New York, NY 10286.

“U.S. Securities Account”	has the meaning set forth in Section 4.4.

ARTICLE 3.  Subscription

3.1
Pursuant to the ESPP 2010, an Employee may apply to purchase a number of whole Shares not exceeding that number of whole Shares equal to the lower of (i) 200 Shares and (ii) the whole number of Shares that may be purchased for US$ 15,000 pursuant to Section 3.2 (rounded down to the nearest whole number of Shares), by submitting a duly completed and signed Subscription Form during the Subscription Period or, where applicable, by subscribing online during the Subscription Period, in each case as set out in the applicable Local Supplement and, as the case may be, accompanied by any means of payment or document permitted and required to be delivered in accordance with the terms and conditions of the Subscription Form and the Local Supplement.  Unless the Local Supplement provides for a cancellation right, the submission of the Subscription Form or the subscription online, as the case may be, will be an irrevocable and definitive subscription order and cannot be cancelled or rescinded by the Employee once such order has been submitted.

3.2	The Purchase Price will be equal to the Reference Price, less a discount equal to:

(a)
15% of the Reference Price for a purchase order not exceeding the lower of (x) 100 Shares and (y) the number of Shares (rounded down to the nearest whole number) corresponding to an investment of US$ 7,500 (the “First Cap”); and thereafter;

(b)
10% of the Reference Price for any additional acquisition of Shares up to a number of Shares (including those in the First Cap) not exceeding the lower of (x) 200 Shares and (y) the number of Shares (rounded down to the nearest whole number) corresponding to an investment of US$ 15,000 (the “Second Cap”).

3.3
The Subscription Amount (converted into the Employee’s Local Currency at the Initial FX Rate, if applicable) shall be payable in Local Currency in accordance with the terms and conditions set out in the relevant Local Supplement.  In the event that an Employee fails in whole or in part to make such payment in accordance with the terms and conditions set out in the Local Supplement, his/her subscription shall be null, void and without effect.  If the payment default is identified after the Settlement Date, then the Custodian will deliver the corresponding Shares to ArcelorMittal as soon as practicable.  In case of a partial payment by an Employee, any such payment shall be refunded to the Employee without any accrual or payment of interest as soon as practicable through means such as payroll, wire transfer or check, at ArcelorMittal’s option.

ARTICLE 4.  Reduction, Allocation and Settlement

4.1
If the total amount of the Subscription Amounts, as converted into U.S. dollars at the Initial FX Rate if applicable, of all Participants for whom no partial or total payment default has been identified as of 17:00 Central European time on the Stock Exchange Day immediately preceding the Allocation Date, corresponds to a number of Shares exceeding the Maximum Number of Shares, each Participant’s subscription order shall be reduced such that the number of Shares effectively purchased by him/her shall be equal to the sum of (i) one Share and (ii) the number of Shares (rounded down to the nearest whole number of Shares) corresponding to the product of (x) the ratio of (1) the excess of such Participant’s demand over one Share over (2) the aggregate demand of all the Participants in excess of one Share per Participant and (y) the difference between the Maximum Number of Shares and the number of Participants (for the avoidance of doubt, excluding any Participants for whom a partial or total payment default has been identified).  The Subscription Amount of each Participant shall be reduced accordingly, based on the reduced number of Shares allocated to him or her, the Purchase Price and, if applicable, the Initial FX Rate.

4.2
As soon as practicable after the Settlement Date, each Participant will receive an individual allocation statement setting forth the final number of Shares allocated to such Employee under the ESPP 2010, as reduced in accordance with the provisions of Section 4.1 (the “Purchased Shares”).

4.3
Any excess payment made by a Participant resulting from the reduction contemplated by Section 4.1 shall be refunded to such Participant, without any accrual or payment of interest, as soon as practicable through means such as payroll, wire transfer or check, at ArcelorMittal’s option.

4.4
On the Settlement Date, in consideration of the Participants’ payment of the Subscription Amount, as reduced in accordance with Section 4.1, ArcelorMittal shall cause (i) a number of Shares equal to the aggregate number of Purchased Shares of the Employees of the Companies having their registered office in the United States of America or in Canada to be delivered to and deposited in a securities account maintained by the U.S. Custodian for the ESPP 2010 (the “U.S. Securities Account”) and (ii) a number of Shares equal to the aggregate number of Purchased Shares of the Employees of the Companies having their registered office in Jurisdictions other than the United States of America or Canada to be delivered to and deposited in a securities account maintained by the European Custodian for the ESPP 2010 (the “European Securities Account”).

ARTICLE 5.  Custody – Dividends

5.1	ArcelorMittal shall cause the relevant Custodian to credit in its records in the name of each Participant the number of Purchased Shares purchased by such Participant.

5.2
From the Settlement Date, subject to the transfer restrictions set out in Article 6 and the specific terms relating to the payment of dividends set out in Section 5.3 and seq., any Participant shall have, with respect to his/her Purchased Shares, all of the rights of a holder of such Shares, including the right to vote the Shares.  In order to attend a general meeting of shareholders in person or by proxy, Participants must contact the Custodian or use the documents enabling them to vote posted on the ArcelorMittal website (www.arcelormittal.com), which will be available as from the date of publication of the convening notice, which is announced by press release.

5.3
Any cash dividend paid by ArcelorMittal on the Shares held in the U.S. Securities Account shall be paid to and deposited with the U.S. Custodian, net of applicable withholding tax, in a separate global U.S. dollar cash account opened and maintained for such purposes.

5.4
Any cash dividend paid by ArcelorMittal on the Shares held in the European Securities Account shall be paid to and deposited with the European Custodian, net of applicable withholding tax, in a separate global euro cash account opened and maintained for such purposes.

5.5
Any cash dividend paid by ArcelorMittal on the Shares will not be paid to the Participant until the delivery of the Shares to such Participant’s securities account or the sale of his/her Shares on the Open Market, in each case, as set out in Articles 7 and 8.  The net amount of such dividends will accrue interest at the Interest Rate between the date of their receipt by the Custodian and the last day of the month preceding the month during which dividends are effectively paid to the Participant.  The Custodian will provide the Participant with annual statements indicating the amount of the dividend earned by the Participant on his/her Shares, net of any applicable withholding tax levied at the time of the payment of the dividends to the Custodian, together with the Interest Rate applied for the relevant period.  Payment of the dividends (and interest accrued thereon) to the Participants will be made net of any applicable withholding tax and in Local Currency, based on the applicable foreign exchange rate when the Local Currency differs from the functional currency of the cash account to which the dividends were credited.

5.6
ArcelorMittal will bear any bookkeeping costs incurred in connection with the custody of the Purchased Shares until the earlier of the Expiration Date and the early sale or delivery of the Purchased Shares in accordance with Article 8, as the case may be.  ArcelorMittal will bear any brokerage and related fees and stock exchange duties incurred in connection with the sale of the Purchased Shares in accordance with Article 7.  Any other costs (including any brokerage and related fees and stock exchange duties) incurred in connection with the sale of the Purchased Shares in accordance with Article 8, other than upon the death of the Participant, shall be borne by the Participants.

ARTICLE 6.  Transfer Restrictions

Subject to the provisions of Article 8, no Purchased Shares and no interest therein may be assigned, transferred, sold, exchanged, pledged or otherwise encumbered or disposed of by a Participant or any beneficiary of any Participant until the Expiration Date.  Any attempted assignment, transfer, sale, exchange, pledge or other encumbrance or disposition shall be null and void.

ARTICLE 7.  Termination

7.1
Approximately 90 days prior to the Expiration Date, the Custodian shall distribute to the Participants a notice (the “Termination Notice”) pursuant to which the Participant may request, subject to compliance with the Insider Dealing Regulations, either the delivery to such Participant of all of his/her Purchased Shares or the sale of all of his/her Purchased Shares by the relevant Custodian on the Open Market on his/her behalf.  The Termination Notice shall set forth a deadline for Participants to return a duly completed Termination Notice to the Custodian.

7.2
As soon as possible after the Expiration Date and in accordance with the Termination Notice, the Custodian shall, in accordance with the Participant’s choice, cause all of his/her Purchased Shares to be delivered to him/her or cause such Shares to be sold on the Open Market on his/her behalf in accordance with Section 7.4.  A combination of these alternatives will not be permitted.

7.3
Any Participant’s Purchased Shares for which the Custodian has not received a duly completed Termination Notice in due time will be sold on the Open Market as soon as possible after the Expiration Date on behalf of such Participant together with the Shares for which the Custodian has received or is deemed to have received a selling instruction.  The provisions of Section 7.4 shall apply to such sale.

7.4
The relevant Custodian will cause the Purchased Shares as to which it has received a selling instruction or no instruction to be sold in accordance with the provisions of this Article 7 on the Open Market for the accounts of the relevant Participants at dates it shall determine in its sole discretion but not later than 15 Stock Exchange Days following the Expiration Date; provided, however, that this period may be extended by the Custodian in case of market disruption or in order to comply with the Insider Dealing Regulations or any other regulations that would restrict the ability of the Custodian to sell the Shares on the Open Market; provided further, that the Custodian shall take all reasonable steps to obtain, when executing or transmitting sales instructions for execution pursuant to this Section 7, the best possible result for the Participating Employees, taking into account the price, costs, speed, likelihood of execution and settlement, size, nature, or any other consideration relevant to the execution of these instructions, including  the aggregation of the sales instructions in accordance with Section 7.3 (which may potentially result in a less favourable execution than in the absence of any such aggregation).  The proceeds realised from such sale will be paid to each Participant entitled thereto in proportion to each Participant’s interest in the aggregate number of Shares sold.  No interest will accrue or be paid in respect of the cash proceeds resulting from the sale.  Payment to the Participants will be made net of any applicable withholding tax and in Local Currency, based on the applicable foreign exchange rate when the Local Currency differs from the currency of the Open Market.  If a Participant cannot be reached at the address provided by him or her, such funds will continue to be held on his/her behalf until the expiration of the applicable statute of limitations.  When this period has elapsed, the Custodian shall dispose of the corresponding sums in accordance with applicable laws.  No interest will accrue or be paid in respect of such sums.

ARTICLE 8.  Early Exit

8.1
Subject to compliance with the Insider Dealing Regulations, upon the occurrence of an Early Exit Event, a Participant (or, in case of the Participant’s death, his/her beneficiaries) shall be permitted but not required to deliver to the human resources department of his Company (or former Company) a notice (an “Early Exit Notice”) within three months following the occurrence of an Early Exit Event, which notice requests either the delivery to such Participant of all of his/her Purchased Shares or the sale of all of his/her Purchased Shares by the Custodian on the Open Market on his/her behalf; provided, however, that the Companies will not accept any Early Exit Notice received on or after the fifteenth day before the Expiration Date.  A combination of these alternatives will not be permitted.  The Company will be responsible for confirming the occurrence of an Early Exit Event and for transmitting the Early Exit Notice to the relevant Custodian.  In the event that for a given Participant the Custodian receives an Early Exit Notice after having received a Termination Notice, the Early Exit Notice shall prevail.

8.2
As soon as practicable following the receipt of a properly completed Early Exit Notice, the Custodian shall, in accordance with the Participant’s choice, cause all of his/her Purchased Shares to be delivered to him/her, or cause such Shares to be sold on the Open Market on his/her behalf.  In the latter case, the cash proceeds of the sale (net of applicable fees) shall be paid to the relevant Participant(s), as soon as practicable thereafter in Local Currency, based on the applicable foreign exchange rate when the Local Currency differs from the currency of the Open Market.

8.3
Upon the occurrence of an Early Exit Event, in the event that a Participant does not submit a properly completed Early Exit Notice on a timely basis, then his/her Shares shall be maintained in the relevant Securities Account and remain subject to the terms and conditions of the ESPP 2010, including the transfer restrictions, until the earlier of the Expiration Date or the occurrence of a subsequent Early Exit Event for which the Participant submits a properly completed Early Exit Notice.

ARTICLE 9.  Administration

The ESPP 2010 shall be administered by the Committee.  The Committee may, from time to time, adopt rules and regulations for carrying out the provisions and purposes of the ESPP 2010.  The Committee, in its absolute discretion, shall have the power to interpret and construe the ESPP 2010; provided, however, that the Committee or the Board may designate persons other than members of the Committee to carry out such responsibilities of the Committee under the ESPP 2010 as it may deem appropriate.  Any interpretation or construction of any provision of this ESPP 2010 by the Committee shall be final and conclusive upon all parties.  No member of the Committee or the Board shall be liable for any action or determination made hereunder in good faith.

ARTICLE 10.  Miscellaneous

10.1
No Additional Rights.  Nothing in the ESPP 2010 shall interfere with or limit in any way the right of any Company to terminate any Participant’s employment at any time, or confer upon any Participant any right to continue employment with any Company.  The benefits arising under the ESPP 2010 shall neither constitute part of a Participant’s employment contract with any Company or other affiliates of ArcelorMittal nor be taken into account for the computation of any labour-related benefits, including any severance payments.

10.2
Binding Effect.  Any decision made or action taken by ArcelorMittal, the Board or the Committee arising out of or in connection with the construction, administration, interpretation, and effect of the ESPP 2010 shall be conclusive and binding upon all persons having any interest in the ESPP 2010, including ArcelorMittal, its employees, Participants and their beneficiaries.

10.3
Withholding.  The Companies and the Custodian shall, to the fullest extent permitted by applicable laws and regulations, have the power and the right to deduct or withhold from any payment due to a Participant, or require a Participant to remit to the Companies or the Custodian, an amount sufficient to satisfy all taxes and social security contributions or similar social charges required by law or regulation to be withheld or accounted for in connection with this ESPP 2010.

10.4
Changes in Capital Structure.  In the event of any changes in the common stock or the capital structure of ArcelorMittal through a corporate transaction, including, without limitation, pursuant to a merger, demerger (including a spin-off), reorganization, partial or complete liquidation, recapitalization, stock dividend, stock split or reverse stock split, any such transaction shall be binding on the Participant as on any other ArcelorMittal shareholder and the Committee shall make any appropriate adjustments and changes, to the extent necessary, to reflect such changes in the ESPP 2010.

10.5
Amendments.  The Board may at any time alter, amend, suspend, or terminate the ESPP 2010 in whole or in part; provided, however, that no amendment, suspension or termination of the ESPP 2010 shall be permitted that would impair or diminish, in any material respect, any outstanding right of a Participant without such Participant’s written consent.

10.6
Delivery of Title.  ArcelorMittal shall have no obligation to deliver Shares under the ESPP 2010 prior to (i) obtaining any approvals from governmental agencies that ArcelorMittal determines are necessary or advisable, and (ii) completing any registration or other qualification of the Shares under any applicable national or foreign law or regulation that ArcelorMittal determines to be necessary or advisable.

10.7
Registration - Listing.  ArcelorMittal may use reasonable endeavours to register all or part of the Shares offered pursuant to the ESPP 2010 with the United States Securities and Exchange Commission or to effect compliance with the registration, qualification and listing requirements of any national or foreign securities laws, stock exchange or automated quotation system.

10.8
Governing Law - Jurisdiction.  The ESPP 2010 and all actions taken hereunder shall be governed by and construed in accordance with the laws of the Grand Duchy of Luxembourg.  The courts of the judicial district of Luxembourg shall have exclusive jurisdiction to resolve any disputes arising in relation to the ESPP 2010 (including in connection with its interpretation or its performance).

10.9	Effective Date. The ESPP 2010 shall be effective on the opening date of the Subscription Period.